

May 18, 2015

Mr. Inderpreet Singh Wadhwa
Chief Executive Officer
Azure Power Global Limited
8 Local Shopping Complex
Pushp Vihar, New Delhi 110062, India

      **Re:    Azure Power Global Limited**
              **Draft Registration Statement on Form F-1**
              **Submitted April 28, 2015**
              **CIK No. 0001633438**

Dear Mr. Wadhwa:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Selected Consolidated Financial Data, page 56

1. We note your response to comment 13 and your revised disclosures in footnote (7) on pages 15 and 58 which indicates that pro forma net loss per share attributable to the AZI equity shareholders for the fiscal year ended March 31, 2014 and the six months ended September 30, 2014 has been calculated as if the compulsory preferred shares and the compulsory convertible debentures had been converted into equity shares at the beginning of the respective period or when issued, if later.  Please revise to calculate pro forma net loss per share as if the compulsory preferred shares and the compulsory convertible debentures had been converted at the beginning of the earliest period presented, April 1, 2013, for both the fiscal year ended March 31, 2014 and the six months ended September 30, 2014, or when the compulsory preferred shares and the compulsory convertible debentures were issued, if later.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 63

2. We note your response to our comment 15, but find that your response does not satisfy the requirements of Item 5.D of Form 20-F.  Please expand upon your disclosure and discuss all known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources.

Operating Metrics, page 64

3. We note your response to comment 17.  Please expand your disclosure to provide the names and locations of the projects for which you have won bids to narrow your MW goal gap.

Business

Overview, page 97

4. We note your response to comment 28.  However, please elaborate on how these activities were "instrumental" to the government's creation of an auction process.

Project Development, page 109

5. We note your response to comment 30, but we re-issue the comment in part.  Please describe the sources of the materials for your projects.  Refer to Item 4.B.4 of Form 20-F.

Government Regulations, page 113

6. We note your response to comment 31, but we re-issue the comment in part.  Please describe the material effects of The National Electricity Policy, 2005, The National Tariff Policy, 2006, the Central Electricity Regulatory Commission Regulations, 2012, the Renewable Purchase Obligations, and the various state regulations on your business.

Financial Statements for the Year Ended March 31, 2014 and 2013

Note 2. Summary of significant accounting policies

q) Revenue recognition, page F-14

7. We note your response to comment 40.  For your PPA which includes a scheduled price change or step-down, please walk us through your analysis of how you determined that it did not include a lease.  Please provide a detailed explanation based on the contractual

terms applicable to that PPA and how such contractual terms either do or do not meet the criteria in ASC 840-10-15-6 to qualify as a lease.  Please also tell us the authoritative guidance you follow in accounting for this arrangement and quantify the amount of revenue recognized under this PPA for the periods presented.

Note 10. Long term debt, page F-20

8.  We note your response to comment 36.  Please disclose the most significant restrictions on the payment of dividends associated with your debt agreements, including their sources and pertinent provisions.  In this regard, please disclose the nature of any material debt covenants associated with your outstanding debt, including events that would cause a default and financial ratios you must meet in order to pay dividends.  Please also disclose the amount(s) of any caps on the amount of dividends that may be paid to you by some of your project subsidiaries.  Please confirm to us, if true, that restricted net assets of consolidated and unconsolidated subsidiaries and the parent company's equity in the undistributed earnings of 50 percent or less owned persons do not exceed 25 percent of your consolidated net assets at either March 31, 2014 or September 30, 2014.  Please refer to Rule 4-08(e) of Regulation S-X.  If you believe no additional disclosure is required, please tell us why in your response.

Note 11. Income Taxes, page F-25

9.  We note your response to comment 48.  Please revise MD&A to provide disclosures similar to the information provided in your response.  As required by ASC 740-30-50-2, please also disclose the amount of unrecognized deferred tax liability for temporary differences related to undistributed foreign subsidiaries or corporate joint ventures that are essentially permanent in duration or provide a statement that the determination of that liability is not practicable.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc:     Thomas Ivey, Esq.
        Sandeep Chopra